UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Not for release, publication or distribution, directly or indirectly, in Australia, Canada, Japan or the United States

TELECOM ITALIA: SALE OF STAKE IN INFRASTRUTTURE WIRELESS ITALIANE S.p.A. SUCCESSFULLY CONCLUDED

Offer price set at 3.65 euros per share

Rome, 18 June 2015

Telecom Italia announces the sale of a stake in its subsidiary Infrastrutture Wireless Italiane S.p.A, after the conclusion of the initial public offering aimed at listing the ordinary shares of the company on Borsa Italiana's MTA, on 17 June 2015.

The sale price of the shares was identified at 3.65 euros per share, which means the total value of the IPO, based on the Offer Price, will be approximately 875.3 million euros, including any greenshoe options exercised and before commission and expenses.

The greenshoe option may be exercised within 30 days of the start of trading, scheduled for 22 June next, by the Consorzio per il Collocamento Istituzionale (the post-offer syndicate of underwriters).

Net of these, the total value of the IPO, calculated as before on the offer price, will be approximately 795.7 million euros, again before commission and expenses.

The total amount raised through the IPO,  all to be assigned to the Selling Shareholder, Telecom Italia, based on the Offer Price and net of the maximum commissions payable to the Consorzio per l’Offerta Pubblica and the Consorzio per il Collocamento Istituzionale (the pre- and post-offer syndicates of underwriters, respectively) will be approximately 779.8 million euros. This revenue will increase to a total of approximately 857.8 million euros if the greenshoe option is exercised within the period of time indicated above.

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IMPORTANT REGULATORY NOTICE

These materials are not an offer for sale of securities in the United States. Securities may not be sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from  registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Infrastrutture Wireless Italiane S.p.A. does not intend to register any part of the offering in the United States or to conduct a public offering of Shares in the United States. Any securities sold in the United States will be sold only to qualified institutional buyers (as defined in Rule 144A under the Securities Act) pursuant to Rule 144A.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be  communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together  being referred to as “relevant persons”). The Shares are only available to, and any invitation, offer or agreement to  subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person  who is not a relevant person should not act or rely on this document or any of its contents.

In any EEA Member State that has implemented the Prospectus Directive (other than Italy), this communication is  only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments  thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) and includes any  relevant implementing measure in the relevant Member State.

This document is an advertisement and is not a prospectus for the purposes of the Prospectus Directive. A  prospectus prepared pursuant to the Prospectus Directive will be published. Investors should not subscribe for any  securities referred to in this document except on the basis of information contained in the prospectus

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager